UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ) *

LODGENET INTERACTIVE CORPORATION

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

540211109

 (CUSIP Number)

Nir Yarden, Esq.
Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
(212) 918-8963

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109
1. Names of Reporting Persons. Mittleman Brothers, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,585,498
8. Shared Voting Power 0
9. Sole Dispositive Power 1,585,498
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.3% (1)
14. Type of Reporting Person (See Instructions) HC, CO

(1)
Based upon 25,347,609 shares of common stock of the issuer outstanding as of April 2, 2012, as disclosed in the revised definitive proxy statement filed by the issuer with the Securities and Exchange Commission on April 18, 2012.

CUSIP No. 540211109
1. Names of Reporting Persons. Master Control LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,585,498
8. Shared Voting Power 0
9. Sole Dispositive Power 1,585,498
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.3% (1)
14. Type of Reporting Person (See Instructions) CO, HC

(1)
Based upon 25,347,609 shares of common stock of the issuer outstanding as of April 2, 2012, as disclosed in the revised definitive proxy statement filed by the issuer with the Securities and Exchange Commission on April 18, 2012.

CUSIP No. 540211109
1. Names of Reporting Persons. Mittleman Investment Management LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,585,498
8. Shared Voting Power 0
9. Sole Dispositive Power 1,585,498
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.3% (1)
14. Type of Reporting Person (See Instructions) CO, HC

(1)
Based upon 25,347,609 shares of common stock of the issuer outstanding as of April 2, 2012, as disclosed in the revised definitive proxy statement filed by the issuer with the Securities and Exchange Commission on April 18, 2012.

CUSIP No. 540211109
1. Names of Reporting Persons. Christopher P. Mittleman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New York, USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,585,498
8. Shared Voting Power 0
9. Sole Dispositive Power 1,585,498
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.3% (1)
14. Type of Reporting Person (See Instructions) CO, HC

(1)
Based upon 25,347,609 shares of common stock of the issuer outstanding as of April 2, 2012, as disclosed in the revised definitive proxy statement filed by the issuer with the Securities and Exchange Commission on April 18, 2012.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of LodgeNet Interactive Corporation, a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 3900 West Innovation Street, Sioux Falls, South Dakota 57107.

Item 2. Identity and Background.

This statement is jointly filed by and on behalf of each of Mittleman Brothers, LLC (“Mittleman Brothers”), Master Control LLC (“Master”), Mittleman Investment Management LLC, an SEC registered investment advisory firm (“MIM”), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.  MIM may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons.   Mittleman Brothers is the sole member of Master.  Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities beneficially owned by MIM.  Mr. Mittleman is the chief investment officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

Each of the reporting persons declare that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

 (a)           The names of the persons filing this Schedule 13D are Mittleman Brothers, LLC, a New York limited liability company (“Mittleman Brothers”), Master Control LLC, a Delaware limited liability company (“Master”), Mittleman Investment Management LLC, a New York limited liability company and an SEC registered investment advisory firm (“MIM”), and Christopher P. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.  Mittleman Brothers, Master, MIM and Mr. Mittleman are collectively referred to in this Schedule 13D as the “Reporting Persons.”

(b)           The principal business address of the Reporting Persons is 188 Birch Hill Road, Locust Valley, New York 11560.

(c)           This Schedule 13D is filed on behalf of Mittleman Brothers, Master, MIM and Mr. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.  MIM may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons.   Mittleman Brothers is the sole member of Master.  Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities beneficially owned by MIM.  Mr. Mittleman is the chief investment officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.  The principal business of MIM is acting as an SEC registered investment advisor.  The principal business of Master and Mittleman Brothers is the control of MIM.  The principal business of Mr. Mittleman is serving as the chief investment officer of MIM.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)           Mittleman Brothers and MIM are organized under the laws of the State of New York.  Master is organized under the laws of the state of Delaware.  Mr. Mittleman is a U.S. citizen.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

To acquire the Common Stock, the Reporting Persons used funds of $4,665,089.90 managed by MIM in managed investment advisory accounts.

Item 4. Purpose of the Transaction.

The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company.

As investors in the Company, the Reporting Persons have had and may continue to have general discussions with representatives of the Company regarding various matters relating to the business and operations of the Company.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Company. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Company’s board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 5. Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b)           Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)            Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share(1)	Description of Transaction
02/27/2012	Mittleman Investment Management LLC	47,950		3.5205	open market
02/28/2012	Mittleman Investment Management LLC	34,200		3.4624	open market
02/29/2012	Mittleman Investment Management LLC	2,250		3.4371	open market
03/02/2012	Mittleman Investment Management LLC		160	3.2791	open market
03/02/2012	Mittleman Investment Management LLC	18,400		3.4160	open market
03/05/2012	Mittleman Investment Management LLC	12,845		3.2746	open market
03/06/2012	Mittleman Investment Management LLC	20,000		3.2115	open market
03/08/2012	Mittleman Investment Management LLC	14,500		3.4022	open market
03/09/2012	Mittleman Investment Management LLC	3,500		3.4021	open market
03/12/2012	Mittleman Investment Management LLC	1,704		3.4200	open market
03/12/2012	Mittleman Investment Management LLC		800	3.4002	open market
03/13/2012	Mittleman Investment Management LLC		6,000	3.3800	open market

03/13/2012	Mittleman Investment Management LLC	6,196		3.4323	open market
03/14/2012	Mittleman Investment Management LLC	1,630		3.6016	open market
03/15/2012	Mittleman Investment Management LLC	4,000		3.4890	open market
03/16/2012	Mittleman Investment Management LLC	7,740		3.5018	open market
03/22/2012	Mittleman Investment Management LLC		260	3.2775	open market
03/23/2012	Mittleman Investment Management LLC	2,535		3.6651	open market
03/27/2012	Mittleman Investment Management LLC	1,540		3.6165	open market
03/28/2012	Mittleman Investment Management LLC	400		3.5916	open market
04/02/2012	Mittleman Investment Management LLC	5,600		3.6045	open market
04/09/2012	Mittleman Investment Management LLC	600		3.6050	open market
04/10/2012	Mittleman Investment Management LLC	25,000		3.5000	open market
04/11/2012	Mittleman Investment Management LLC	100		3.4700	open market
04/12/2012	Mittleman Investment Management LLC		200	3.5320	open market
04/12/2012	Mittleman Investment Management LLC	3,600		3.5965	open market
04/13/2012	Mittleman Investment Management LLC	19,879		3.6239	open market
04/16/2012	Mittleman Investment Management LLC	900		3.6780	open market
04/17/2012	Mittleman Investment Management LLC	12,924		3.7199	open market
04/18/2012	Mittleman Investment Management LLC	597		3.67	open market
04/19/2012	Mittleman Investment Management LLC	9,206		3.7899	open market
04/20/2012	Mittleman Investment Management LLC	1,200		3.8692	open market
04/23/2012	Mittleman Investment Management LLC		6,000	3.7800	open market
04/24/2012	Mittleman Investment Management LLC		54,220	4.2873	open market
04/25/2012	Mittleman Investment Management LLC	5,800		2.9598	open market
04/26/2012	Mittleman Investment Management LLC	71,560		2.4916	open market
04/27/2012	Mittleman Investment Management LLC		5,000	2.3300	open market
04/27/2012	Mittleman Investment Management LLC	43,056		2.4574	open market

04/30/2012	Mittleman Investment Management LLC	55,272	2.3226	open market
05/01/2012	Mittleman Investment Management LLC	32,768	2.3130	open market
05/02/2012	Mittleman Investment Management LLC	23,050	2.3065	open market
05/03/2012	Mittleman Investment Management LLC	20,500	2.2932	open market
05/04/2012	Mittleman Investment Management LLC	51,700	2.2464	open market
05/07/2012	Mittleman Investment Management LLC	45,239	2.2705	open market

(1)	Includes brokerage commissions in per share prices with respect to open market purchases.

(d)             Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

(e)             Not applicable.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein.  The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITTLEMAN BROTHERS, LLC

Date: May 7, 2012	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Chief Investment Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Additional Information (filed herewith)
99.2	Joint Filing Agreement (furnished herewith)